SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  FY EXPECTATIONS UNCHANGED DESPITE CHALLENGING QTR, filed on May 16 2014.

FULL-YEAR EXPECTATIONS REMAIN UNCHANGED DESPITE CHALLENGING QUARTER

Coca-Cola HBC AG, the second largest bottler of the brands of The Coca-Cola Company, reports its financial results for the three-month period ended 28 March 2014.

First quarter highlights

•	Gained or maintained market share in volume and value in 15 markets in Sparkling beverages and in 13 markets in NARTD1

•
Improvement in currency-neutral net sales revenue per unit case for the 11th consecutive quarter as incidence rate related pricing is implemented in addition to continued successful implementation of revenue growth management initiatives

•	Volume decline due to Easter phasing, value-accretive volume initiatives and country-specific issues, partially offset by continued solid growth in Russia

•
Comparable EBIT benefited from revenue growth management initiatives and favourable input costs, the impact of which was more than offset by higher than expected foreign currency headwinds and one-off operational expense items

•	Year-on-year reduction in the working capital balance sheet position

•	Action plan underway to fully mitigate the incremental impact of higher than expected foreign exchange headwind for the year

	Q1	Q1%
	2014	2013	Change
Volume (m unit cases)	409.6	426.7	-4
Net Sales Revenue (€ m)	1,331.1	1,431.9	-7
Net Sales Revenue per Unit Case (€)	3.25	3.36	-3
Currency-Neutral Net Sales Revenue per Unit Case (€)	3.25	3.19	2
Comparable EBIT (€ m)	(26.8)	(1.0)	NM
Comparable Net Loss* (€ m)	(35.8)	(15.9)	NM
Comparable EPS (€)	(0.10)	(0.04)	NM

*Comparable Net Loss refers to comparable net loss after tax attributable to owners of the parent.

Dimitris Lois, Chief Executive Officer of Coca-Cola HBC AG, commented:

“This quarter, Easter phasing and other timing issues combined with one-off items in some of our major markets has resulted in weak performance. Given the seasonality of our business, the first quarter is typically small and therefore, not indicative of our expected full-year performance.

In the first three months of the year, we have maintained our track record of winning in the marketplace by holding or expanding our market share in the majority of our markets. We have also continued to focus on our revenue growth initiatives, growing currency-neutral net sales revenue per case for the eleventh consecutive quarter. Moreover, we have made further progress on working capital management.

While the challenging trading conditions persist in most of our territories, our expectations for the full year remain unchanged.”

1 Nielsen/IRI data based on 23 measured markets in Sparkling beverages and 21 measured markets in NARTD

SPECIAL NOTE REGARDING THE INFORMATION SET OUT HEREIN

Unless otherwise indicated, the condensed consolidated financial statements and the financial and operating data or other information included herein relate to Coca-Cola HBC AG and its subsidiaries (“Coca-Cola HBC” or the “Company” or “we” or the “Group”).

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2014 and future years, business strategy and the effects of the global economic slowdown, the impact of the sovereign debt crisis, currency volatility, our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure, free cash flow, effective tax rates and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in the U.K. Annual Financial Report and the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-35891) for Coca-Cola HBC AG and its subsidiaries for the year ended 31 December 2013.

Although we believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we, nor our directors, employees, advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated financial statements included in this document, unless we are required by law or the rules of the UK Financial Conduct Authority to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators (numbers in € million except per share data)

Group Financial Results	First quarter 2014
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Net Loss6	EPS7 (€)
Reported	(878.9)	452.2	(474.6)	(29.2)	64.8	(39.2)	(0.11)
Restructuring costs	-	-	-	6.8	6.6	6.3	0.02
Commodity hedging8	(4.4)	(4.4)	-	(4.4)	(4.4)	(2.9)	(0.01)
Comparable	(883.3)	447.8	(474.6)	(26.8)	67.0	(35.8)	(0.10)
Group Financial Results	First quarter 2013
	COGS1	Gross Profit2	Operating Expenses3	EBIT4	Adjusted EBITDA5	Net Loss6	EPS7 (€)
Reported	(951.5)	480.4	(485.5)	(11.3)	83.3	(24.4)	(0.07)
Restructuring costs	-	-	-	6.2	6.2	5.4	0.02
Commodity hedging8	2.3	2.3	-	2.3	2.3	1.5	-
Non-recurring items9	-	-	1.8	1.8	1.8	1.6	0.01
Comparable	(949.2)	482.7	(483.7)	(1.0)	93.6	(15.9)	(0.04)

1	Reported COGS refers to cost of goods sold.

2	Reported Gross Profit refers to gross profit.

3	Reported Operating Expenses refers to operating expenses.

4	Reported EBIT refers to operating loss.

5
Adjusted EBITDA refers to operating loss before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, employee share options and other non-cash items, if any (refer to ‘Supplementary information’ section).

6              Reported Net Loss refers to loss after tax attributable to owners of the parent.

7              Reported EPS refers to basic earnings per share.

8
The Group has entered into certain commodity derivatives transactions in order to mitigate its exposure to commodity price risk. Although these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminium price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the cost of goods sold line item. The Group’s comparable results exclude the unrealised gains or losses resulting from the mark-to-market valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

9	Non-recurring items in the comparative period refer mainly to the loss resulting from cash deposits over €100,000 in Cypriot banks.

Group Operational Review

In the first quarter of the year, trading conditions in our markets have remained broadly unchanged. Although the macroeconomic forecasts have been revised marginally upwards in some countries, this has not been reflected in improvements in employment levels or disposable income, which are important economic determinants of private consumption and hence the demand for our products. These external circumstances, coupled with the later timing of Easter holidays this year, have resulted in a volume decline in the quarter which in turn has adversely impacted our profitability. Adverse foreign exchange movements in the period have also had a significant impact on revenue and operating profit. Given the seasonality of our business, the first quarter is typically small and therefore, fluctuations seen in this quarter are not indicative of our expected full-year performance.

We continue to win in the marketplace. In the first three months of the year, we have gained or maintained market share in volume and value in 15 markets1 in Sparkling beverages. The biggest improvements were in Austria, Belarus, Ireland, Romania, Serbia and Ukraine. In NARTD, we gained or maintained volume and value market share in 13 markets1 including Austria, Belarus, Bosnia, Ireland, Romania, Russia, Serbia and Ukraine.

Volume declined by 4% in the quarter, cycling a stable performance in the prior-year quarter. Emerging markets were stable overall, comprising varying performances from individual countries. Russia demonstrated solid growth dynamics, while Ukrainian consumption has suffered. Also in this segment, Nigeria’s steady growth was hindered by temporary disruption related to SAP implementation. Established markets had a slow start to the year, impacted by the later timing of Easter in a number of countries. The main driver of the 7% decline in this segment was Italy. Volume in Developing markets declined by 9% in the quarter, reflecting underlying market weakness in Sparkling beverages and our strategic decision to focus on value-accretive volume in Poland and the Czech Republic.

Specific market and timing issues in Italy, Romania and Poland were the main drivers of the 6% decline in Sparkling beverages, where we are cycling 2% growth. Within this, trademark Coca-Cola was down by 6%, with stable volumes in Emerging markets and declines in Established and Developing markets. Coca-Cola Zero maintained its positive momentum across all segments and continued to outperform within the sparkling category. Emerging markets made the biggest contribution to the 9% overall growth rate in Coca-Cola Zero. Since the end of the quarter, we have seen improved trading in the Sparkling beverages category which is very encouraging.

Romania, where we have installed the Cappy Pulpy line and Multon in Russia were the main contributors to the 2% growth in the juice category. Water accelerated its upward trend and increased by 1% in the quarter driven by Emerging and Developing markets, with a small decline in Established markets. Notably, the volume growth in Water was in the single-serve packs, demonstrating the success of our strategy to focus on more profitable packages and channels in this category. The energy category grew by 2%, with double-digit growth in the Developing markets, particularly Hungary, the Czech Republic and Slovakia. Ready-to-Drink Tea remained weak in Developing markets while demonstrating solid growth in Established markets.

Overall, single-serve contribution improved by 1.4 percentage points in the quarter, marking the fourth consecutive quarter of increased contribution from single-serve to pack mix and contributing to the improvement in net sales revenue per case. In addition to Water mentioned above, which had a 2.8 percentage point improvement in single-serve packs, Sparkling beverages posted a 1.4 percentage point improvement.

Our consistent focus on the occasion-based brand, package, price and channel (“OBPPC”) strategy and incidence rate related pricing resulted in a 2% increase in currency-neutral net sales revenue per unit case, marking the 11th consecutive quarter of improvement. This was driven by a 6% increase in Developing markets and a 4% increase in Emerging markets. Net sales revenue per unit case in the Established markets was marginally negative in the quarter. While the pace of progress in the individual countries varies depending on the timing of pricing initiatives, we are encouraged by the achievements so far in the year.

The trends in the input cost environment in the quarter were slightly better than expectations. Currency-neutral input cost per case posted a mid single-digit decrease in the first quarter driven by lower sugar and resin prices relative to the levels in 2013 as well as lower sugar contribution in the product mix.

Our initiatives to reduce operating expenses remain a key priority and we have achieved a reduction on an absolute basis. One-off factors and phasing of certain expense items as well as low operational leverage in the quarter have resulted in an increase in operating expenses as a percentage of net sales revenue. We are confident that progress will resume over the course of the rest of the year.

In a small quarter such as this, the combination of the high negative foreign exchange impact, the negative operational leverage from lower volumes and certain one-off operational expense items has had an exaggerated effect on the bottom line, with comparable EBIT declining to -€27 million.

During the first quarter of the year, we incurred €7 million in pre-tax restructuring charges in line with the prior year. We continue to execute on our restructuring plans for 2014, which are expected to create a more agile and efficient organisation.

In the first quarter we incurred free cash outflow of €81 million, which represents a €41 million deterioration compared to the same period in the prior year. The key drivers were an increase in the cash outflow from working capital and a decrease in EBITDA. The benefits of our disciplined working capital management are evident in the working capital balance, which improved substantially year-on-year, and we are committed to continuous improvements in the remainder of the year.

1 Nielsen/IRI data based on 23 measured markets in Sparkling beverages and 21 measured markets in NARTD

Operational Review by Reporting Segment
Established markets
	Q1	Q1%
	2014	2013	Change
Volume (m unit cases)	131.3	141.9	-7%
Net sales revenue (€ m)	527.9	570.5	-7%
Net Sales Revenue per Unit Case (€)	4.02	4.02	-
Currency Neutral Net Sales Revenue per Unit Case (€)	4.02	4.03	-
Operating (loss) /profit (EBIT in € m)	(11.1)	3.4	NM
Comparable operating (loss) /profit (Comparable EBIT in € m)	(6.2)	11.1	NM

▪
Unit case volume in our Established markets segment decreased by 7% in the first quarter of 2014, following a 7% decline in the comparable prior-year period. Performance was negatively impacted by the Easter shift into the second quarter.

▪
Net sales revenue declined by 7% in the first quarter. Lower volume and unfavourable channel mix more than offset the benefits of favourable pack mix and currency movements, while the incidence rate related pricing we have been implementing moderated the unfavourable price mix in the segment. Currency-neutral revenue per case was marginally negative in the first quarter.

▪
Volume in Italy declined by low teens in the first quarter. The underlying macroeconomic and trading environment remained very challenging, with unemployment reaching a new record high at 13% in February and persistent pressures on disposable income. This quarter, trading was further impacted by the combination of the Easter timing and pre-buying at the end of 2013 ahead of announced price increases. Additionally, we have seen some impact on our business from the liquidity constraints in the market. Our customers have tightened their working capital by de-stocking while we have tightened our credit policies. As a result, volume pressure was evident across all categories. A 5% volume increase in Coca-Cola Zero partially offset volume pressure in the sparkling beverages category in the quarter. Package mix improved, driven by higher sales of single-serve packages in the water category.

▪
Volume in Switzerland posted a high single-digit decline in the first quarter of the year, cycling strong Easter-related promotions in the organised trade in the prior year. Volume declined in all key categories with the exception of Ready-to-Drink Tea. Sparkling beverages declined by high single digits, with volume pressure partly offset by 13% growth in Fanta and 6% in Sprite. Package mix improved in both the sparkling and water categories, driven by our OBPPC initiatives.

▪
Volume in Ireland declined by low single digits in the first quarter of the year. The timing of Easter adversely affected the performance of our Sparkling beverages, while Coca-Cola Zero continued to grow strongly at 35%. Water and Juice were the key category outperformers supported by increased promotions. Package mix continued to improve, driven by cans in the sparkling beverages category.

▪
Volume in Greece grew by mid single digits, cycling high-teens decline in the prior-year quarter. Volume growth was driven by Water, Juice, Ready–to–Drink Tea and Energy, while Sparkling showed a sequential improvement in the rate of decline. Coca-Cola Zero grew by 5%.  Whilst we are pleased to see volume trends in Greece turning positive - following 16 consecutive quarters of decline - we remain cautious. Trading conditions remain challenging, unemployment remains at near historically high levels of 28% and disposable income is not forecast to return to growth as yet.

▪
The Established markets segment recorded a €6 million comparable operating loss in the first quarter. Benefits from restructuring initiatives, tighter operating expense management and lower raw material costs were not enough to offset the lower volume, higher concentrate costs, negative price/mix and the impact of certain one-off operating expense items.

Developing markets
	Q1	Q1%
	2014	2013	Change
Volume (m unit cases)	70.0	76.8	-9%
Net sales revenue (€ m)	205.2	217.2	-6%
Net Sales Revenue per Unit Case (€)	2.93	2.83	4%
Currency Neutral Net Sales Revenue per Unit Case (€)	2.93	2.77	6%
Operating loss (EBIT in € m)	(10.0)	(14.9)	33%
Comparable operating loss (Comparable EBIT in € m)	(9.0)	(14.8)	39%

▪
Unit case volume in our Developing markets segment decreased by 9% in the first quarter, following a 3% decline in the comparable prior-year period. The timing of Easter, challenging economic environment and trading conditions, combined with our strategic decision to focus on value-accretive volume, impacted volume performance in the quarter across the segment, particularly in Poland and the Czech Republic.

▪
Net sales revenue declined by 6% in the quarter. Benefits of improved package and incidence rate related pricing were more than offset by lower volume and negative currency impact. On a currency-neutral basis, net sales revenue per case increased by 6% in the first three months of the year.

▪
In Poland, underlying trading conditions remained challenging with volume declines in all categories except for Water. Against this market backdrop and with the additional impact of Easter phasing, our overall volume declined by high single digits in the first quarter, cycling a mid single-digit decrease in the prior-year period. Our strategic decision to focus on sustainable value-accretive volume in an environment which is highly driven by discounters contributed to this decline. Sparkling beverages declined by low double digits, while Sparkling package mix improved by 2.5 percentage points. In the water category we achieved growth in low double digits in the first quarter, after five consecutive quarters of decline. This is mainly attributable to strong performance in the immediate consumption channel on increased promotional activity and easier comparables.

▪
Volume in Hungary was marginally lower in the first quarter, following a mid single-digit decline in the prior-year period. Within Sparkling beverages, which declined by low single digits, Coca-Cola Zero was the key outperformer, with strong double-digit growth as a result of increased distribution. Our volume in the energy category recorded solid double-digit growth, cycling very strong growth in the prior-year period and reflecting the strong performance of our new product launches - Burn Blue and Monster Rehab. Juice increased by mid single digits in the quarter, helped by the positive impact of the Cappy Pulpy Orange launch. Package mix improved by 2.9 percentage points in the first quarter, driven by increased volume of single-serve packs in the sparkling beverages category.

▪
Volume in the Czech Republic declined by high-teens in the first quarter as a result of the weak underlying market, Easter phasing and our strategic decision to focus on value-accretive volume. Sparkling recorded a high double-digit decline, with Coca-Cola Zero outperforming by a low-teens increase in the quarter supported by increased distribution and activation in the organised trade. Juice posted mid single-digit growth in the quarter, helped by the positive impact of new Cappy packs.

▪
Comparable operating loss in our developing markets amounted to €9 million in the quarter, a €6 million improvement compared to the prior year period. Favourable price/mix, and lower input costs and operating expenses more than offset the impact from weaker volume and higher concentrate costs.

Emerging markets
	Q1	Q1%
	2014	2013	Change
Volume (m unit cases)	208.3	208.0	-
Net sales revenue (€ m)	598.0	644.2	-7%
Net Sales Revenue per Unit Case (€)	2.87	3.10	-7%
Currency Neutral Net Sales Revenue per Unit Case (€)	2.87	2.77	4%
Operating (loss) /profit (EBIT in € m)	(8.1)	0.2	NM
Comparable operating (loss) /profit (Comparable EBIT in € m)	(11.6)	2.7	NM

▪
Unit case volume in our Emerging markets segment was stable in the first quarter of the year, following 7% growth in the prior-year period. Russia was the segment’s key growth driver, offset by volume declines in Romania, Ukraine and Nigeria, the latter impacted by certain one-off factors related to the introduction of SAP.

▪
Net sales revenue declined by 7% in the first quarter. Incidence rate related pricing and positive package mix were more than offset by the negative impact from currency translation. Currency neutral revenue per case grew by 4% in the quarter.

▪
Volume in Russia grew by high single digits in the first quarter, following a high single-digit increase in the comparable prior-year period. This is the tenth consecutive quarter of volume increase in Russia.  Growth was broad-based with all major categories posting higher volume, except for a marginal decline in Energy. Strong activation across Russia during the Sochi Winter Olympic Games and our ongoing OBPPC initiatives supported 8% growth in brand Coca-Cola, marking the fourteenth consecutive quarter of volume and share expansion. Similarly Fanta and Sprite grew by 15% and 3% respectively. Our RTD-Tea products registered a high single-digit growth rate, following strong double-digit increase in the prior-year quarter, reflecting the increased distribution of new flavours and the 1L PET pack. Volume in the juice category continued to grow by low double digits. With strong growth coming from both our mainstream brand Dobry, as well as our premium brand Rich, we expanded our volume and value share in Juice. Water returned to growth, with single-serve growing by low double digits, benefitting from a favourable change in merchandising standards in cold drink equipment and strong Olympics activation. In the first quarter we grew volume and value share in NARTD.

▪
In Nigeria, we experienced some temporary supply and promotion disruptions related to the roll–out of SAP Wave 2. As a result, volume decreased by low single digits in the first quarter of the year compared to a very strong quarter last year. Overall, underlying demand remains robust, and we have volume acceleration plans in place for the remainder of the year.

▪
Volume in Romania declined by high single digits in the quarter. Performance continues to be negatively affected by the difficult trading environment, as well as competitive promotional pressures. Volume declined in all key categories with the exception of Juice which grew by high double digits, supported by the Cappy-Pulpy launch and strong marketing activations. As a result, we gained significant market share in this category. Coca-Cola Zero outperformed, among Sparkling beverages, recording 32% volume growth. Package mix improved in the first quarter of the year driven by both water and sparkling beverages. Overall, we gained volume and value share in both sparkling beverages and NARTD.

▪
Volume in Ukraine declined by mid-teens in the first quarter of the year, following low single-digit growth in the prior-year quarter. The current socio-economic and political environment is very difficult, severely impacting consumer demand. Against this backdrop, Sparkling beverages was the most resilient category, with Trademark Coca-Cola products declining by high single digits, while Fanta grew by 1%. Overall, we gained volume and value share in Sparkling beverages.

▪
Our Emerging markets segment posted an operating loss of €12 million compared to €3 million operating profit in the same period last year. Price and mix improvements and lower input costs were more than offset by the significant negative currency impact, higher concentrate costs and higher operating expenses.

Business Outlook

For the remainder of the year, we expect the prevailing economic and trading conditions to remain unchanged in most of our territories. We continue to focus on implementing our strategic priorities while mitigating ongoing foreign currency and other headwinds in some of our markets.

We are encouraged by the recovery we have seen in our volumes so far in the second quarter and our expectations for the full year remain unchanged.

We have made good progress in implementing price initiatives in order to mitigate the impact of the recent increase in the incidence rate for concentrate. We continue to expect currency neutral revenue per case in 2014 to grow year-on-year, and at a higher rate than 2013.

In 2014, taking into account the timing and level of our hedged positions and coverage, we expect currency-neutral input costs per case to be slightly lower year-on-year. This reflects better than expected PET resin costs so far this year.

We started the year with the expectation that the full-year impact of foreign exchange volatility would be 60-120% more than the €32 million experienced in 2013. Taking into account the current spot rates and the increased currency volatility in our Emerging markets segment, we currently expect this impact to be in the region of €90-100 million for the full year. In response, we have initiated additional pricing and cost cutting initiatives, primarily in Russia and Ukraine, which are expected to mitigate fully the incremental €20-30 million impact to the upper end of our original expectations for the year.

We continue to implement initiatives that further improve operational efficiencies, including SAP Wave 2 exploitation, expansion of the scope of our shared services centre, route-to-market optimization and other restructuring initiatives. For 2014, we have identified restructuring initiatives of approximately €35 million. We expect these initiatives to yield €25 million in annualised benefits from 2015 onwards, while the initiatives already taken in 2013 and those that we will take in 2014 are expected to yield approximately €33 million of total benefits in 2014.

Considering the dynamics of the evolving mix of profitability in our country portfolio, we continue to expect our comparable effective tax rate to range between 24% and 26%.

Our emphasis on free cash flow generation and tight working capital management delivered good results in 2013, and we believe we can make further progress in 2014. We therefore continue to expect that during the three-year period between 1 January 2013 and 31 December 2015, we will generate free cash flow of approximately €1.3 billion.

Annual capital expenditure over the medium term is still expected to range between 5.5% and 6.5% of net sales revenue, reflecting our commitment to invest in the long-term development of our business.

We manage our business for the long term. We are confident that we have the right strategy in place to grow in a sustainable and profitable way. Our product portfolio contains some of the world’s best known and loved brands and we operate across 28 countries, largely characterized by low per capita consumption of our products, giving us excellent growth opportunities.

Group Financial Review

Selected income statement and other items	First quarter
	2014 € million	2013 € million	% Change
Volume (m unit cases)	409.6	426.7	-4%
Net sales revenue	1,331.1	1,431.9	-7%
Net Sales Revenue per Unit Case (€)	3.25	3.36	-3%
Currency Neutral Net Sales Revenue per Unit Case (€)	3.25	3.19	2%
Cost of goods sold	(878.9)	(951.5)	-8%
Comparable cost of goods sold1	(883.3)	(949.2)	-7%
Gross profit	452.2	480.4	-6%
Comparable gross profit1	447.8	482.7	-7%
Operating expenses	(474.6)	(485.5)	-2%
Comparable operating expenses1	(474.6)	(483.7)	-2%
Operating loss (EBIT)	(29.2)	(11.3)	NM
Comparable operating loss (EBIT)1	(26.8)	(1.0)	NM
Adjusted EBITDA2	64.8	83.3	-22%
Comparable adjusted EBITDA1	67.0	93.6	-28%
Total net finance costs	(20.5)	(19.7)	4%
Tax	10.2	6.6	55%
Loss after tax attributable to owners of the parent	(39.2)	(24.4)	-61%
Comparable loss after tax attributable to owners of the parent1	(35.8)	(15.9)	NM
Basic losses per share (€)	(0.11)	(0.07)	-57%
Comparable basic losses per share (€)1	(0.10)	(0.04)	NM
Net cash from operating activities2	(34.1)	12.4	n/a
Capital expenditure2	(46.7)	(52.0)	-10%
Free cash flow2	(80.8)	(39.6)	NM

1	Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section.

2	Refer to ‘Supplementary Information’ section.

Net sales revenue
Net sales revenue per unit case decreased by 3% during the first quarter of 2014 compared to the respective prior year period on a reported basis. On a currency neutral basis, net sales revenue per unit case increased by 2% in the first quarter of 2014 compared to the respective prior year period, mainly driven by improved price mix.

Cost of goods sold
Comparable cost of goods sold decreased by 7% during the first quarter of 2014, compared to the respective prior year period while comparable cost of goods sold per unit case decreased by 3%, reflecting lower commodity costs.

Gross profit
Comparable gross profit margin decreased from 33.7% in the first quarter of 2013 to 33.6% in the first quarter of 2014. On a per unit case basis, comparable gross profit decreased by approximately 3% during the first quarter of 2014 compared to the respective prior year period. On a currency neutral basis, comparable gross profit per unit case also decreased by 2% during the first quarter of 2014 compared to the respective prior year period.

Operating expenses
Comparable operating expenses on a currency neutral basis increased by 2% during the first quarter of 2014 versus the respective prior year period, reflecting higher period over period marketing and sales expenses.

Operating loss
Comparable operating profit declined to -€27 million as benefits from our revenue growth management initiatives and favourable input costs were more than offset by the impact of the negative operational leverage from lower sales volumes, the higher than expected foreign currency impact and certain one-off operating expense items.

Total net finance costs
Total net finance costs, increased by €0.8 million during the first quarter of 2014, compared to the respective prior year period, mainly due to higher net foreign exchange loss. The benefit from the successful issue of €800 million bond in the second quarter of 2013 at low rates and the tender offer for the €500 million, that matured in January 2014, were fully offset by the unrealised foreign exchange remeasurement losses in the first quarter of 2014, mainly from the sharp depreciation of the Ukrainian Hryvnia.

Tax
On a comparable basis, Coca-Cola HBC’s effective tax rate for the first quarter of 2014 was approximately 24% compared to 23% in the first quarter of 2013. The Group’s effective tax rate varies quarterly depending on the mix of taxable profits by territory, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories.

Loss after tax attributable to owners of the parent
On a comparable basis, loss after tax attributable to owners of the parent was €36 million in the first quarter of 2014, compared to loss after tax attributable to owners of the parent of €16 million in prior year period, driven by higher operating losses and partially counterbalanced by increased tax credits.

Net cash from operating activities
Net cash outflow from operating activities was €34 million in the first quarter of 2014 versus inflow of €12 million in the respective prior year period, mainly attributed to decreased profitability and increased working capital movement. Cash outflow from operating activities net of capital expenditure was €81 million in the first quarter of 2014, compared to a cash outflow of €40 million in the same period of the prior year.

Capital expenditure

Capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €47 million in the first quarter of 2014, of which 47% was related to investment in production equipment and facilities and 27% to the acquisition of marketing equipment, while in the respective prior year period, capital expenditure amounted to €52 million,  of which 56% was related to investment in production equipment and facilities and 17% to the acquisition of marketing equipment.

Supplementary Information

The financial measures Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated financial statements:
	First quarter
	2014 € million	2013 € million
Loss after tax	(39.3)	(24.4)
Tax credited to the income statement	(10.2)	(6.6)
Total finance costs, net	20.5	19.7
Share of results of equity method investments	(0.2)	-
Operating loss (EBIT)	(29.2)	(11.3)
Depreciation of property, plant and equipment	90.4	93.7
Employee share options	3.5	0.6
Amortisation of intangible assets	0.1	0.3
Adjusted EBITDA1	64.8	83.3
Gains on disposal of non-current assets	(1.1)	(1.3)
Increase in working capital	(86.8)	(57.2)
Tax paid	(11.0)	(12.4)
Net cash (used in) /from operating activities	(34.1)	12.4

Payments for purchases of property, plant and equipment	(45.6)	(49.5)
Principal repayments of finance lease obligations	(3.2)	(3.9)
Proceeds from sale of property, plant and equipment	2.1	1.4
Capital expenditure	(46.7)	(52.0)

Net cash from operating activities	(34.1)	12.4
Capital expenditure	(46.7)	(52.0)
Free cash flow	(80.8)	(39.6)

1 Adjusted EBITDA refers to operating loss before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of intangible assets, employee share options and other non-cash items, if any.

Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready-to-drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola HBC will host a conference call with financial analysts to discuss the first quarter of 2014 financial results on 16 May 2014 at 10:00 am Swiss time (9:00am London, 11:00am Athens, and 4:00am New York). Interested parties can access the live audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com/investorrelations/webcasts).

Enquiries
Coca-Cola HBC AG Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 email: basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 email: ao@vando.gr

Condensed consolidated interim balance sheet (unaudited)
	Note	As at 28 March 2014 € million	As at 31 December 2013 € million
Assets
Intangible assets	4	1,909.1	1,921.3
Property, plant and equipment	4	2,767.6	2,901.9
Other non-current assets		301.4	300.0
Total non-current assets		4,978.1	5,123.2

Inventories		505.3	429.0
Trade and other receivables		977.2	985.1
Cash and cash equivalents	5	373.8	737.5
Total current assets		1,856.3	2,151.6
Total assets		6,834.4	7,274.8

Liabilities
Short-term borrowings	5	194.0	446.2
Other current liabilities		1,582.7	1,619.9
Total current liabilities		1,776.7	2,066.1

Long-term borrowings	5	1,850.0	1,853.6
Other non-current liabilities		375.0	387.8
Total non-current liabilities		2,225.0	2,241.4
Total liabilities		4,001.7	4,307.5

Equity
Owners of the parent		2,827.7	2,962.2
Non-controlling interests		5.0	5.1
Total equity		2,832.7	2,967.3
Total equity and liabilities		6,834.4	7,274.8

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim income statement (unaudited)
	Note	Three months to 28 March 2014 € million	Three months to 29 March 2013 € million
Net sales revenue	3	1,331.1	1,431.9
Cost of goods sold		(878.9)	(951.5)
Gross profit		452.2	480.4

Operating expenses		(474.6)	(485.5)
Restructuring costs	7	(6.8)	(6.2)
Operating loss	3	(29.2)	(11.3)

Total finance costs, net	8	(20.5)	(19.7)
Share of results of equity method investments		0.2	-
Loss before tax		(49.5)	(31.0)

Tax	9	10.2	6.6
Loss after tax		(39.3)	(24.4)

Attributable to:
Owners of the parent		(39.2)	(24.4)
Non-controlling interests		(0.1)	-
		(39.3)	(24.4)

Basic and diluted losses per share (€)	10	(0.11)	(0.07)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of comprehensive income (unaudited)
	Three months to 28 March 2014 € million	Three months to 29 March 2013 € million
Loss after tax for the period	(39.3)	(24.4)

Other comprehensive income :
Items that may be subsequently reclassified to income statement:
Available-for-sale financial assets:
Valuation gain / (losses) during the period	0.2	(0.1)
Cash flow hedges:
Gains during the period	3.6	3.5
Losses reclassified to profit and loss for the period	0.4	4.0
Transfers to inventory for the period	(1.8)	-
Foreign currency translation (loss) / gain	(94.9)	7.9
Share of other comprehensive income of equity method investments	(0.2)	0.5
Income tax relating to items that may be subsequently reclassified to income statement	(0.5)	(1.0)
	(93.2)	14.8
Items that will not be subsequently reclassified to income statement:
Actuarial (losses) / gains	(5.9)	2.1
Income tax relating to items that will not be subsequently reclassified to income statement	1.0	(0.1)
	(4.9)	2.0
Other comprehensive income for the period, net of tax	(98.1)	16.8
Total comprehensive income for the period	(137.4)	(7.6)

Total comprehensive income attributable to:
Owners of the parent	(137.3)	(7.6)
Non-controlling interests	(0.1)	-
	(137.4)	(7.6)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim statement of changes in equity (unaudited)
		Attributable to owners of the parent
	Share Capital(2) € million	Share Premium(2) € million	Group Reorganization reserve(2) € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2013	370.2	569.3	-	(54.3)	(168.1)	376.6	1,895.0	2,988.7	17.8	3,006.5
Share-based compensation:
Options	-	-	-	-	-	0.6	-	0.6	-	0.6
Movement in treasury shares	-	-	-	-	-	(0.2)	-	(0.2)	-	(0.2)
Hyperinflation impact	-	-	-	-	-	-	2.5	2.5	-	2.5
Purchase of shares held by non-controlling interest	-	-	-	-	-	-	(5.1)	(5.1)	(8.2)	(13.3)
Dividends	-	-	-	-	-	-	-	-	(4.5)	(4.5)
	370.2	569.3	-	(54.3)	(168.1)	377.0	1,892.4	2,986.5	5.1	2,991.6
Loss for the period net of tax	-	-	-	-	-	-	(24.4)	(24.4)	-	(24.4)
Other comprehensive income for the period, net of tax	-	-	-	-	8.4	6.4	2.0	16.8	-	16.8
Total comprehensive income for the period, net of tax(1)	-	-	-	-	8.4	6.4	(22.4)	(7.6)	-	(7.6)
Balance as at 29 March 2013	370.2	569.3	-	(54.3)	(159.7)	383.4	1,870.0	2,978.9	5.1	2,984.0
Shares issued to employees exercising stock options	6.5	9.9	-	-	-	-	-	16.4	-	16.4
Share-based compensation:			-
Options	-	-	-	-	-	5.7	-	5.7	-	5.7
Movement in treasury shares			-			0.1	-	0.1	-	0.1
Hyperinflation impact	-	-	-	-	-	-	(0.7)	(0.7)	-	(0.7)
Change of parent company to Coca-Cola HBC AG	1,620.7	4,832.6	(6,472.1)	(16.4)	-	1.5	-	(33.7)	-	(33.7)
Appropriation of reserves	-	-	-	-	-	(1.2)	1.2	-	-	-
Dividends	-	(124.7)	-	-	-	-	1.0	(123.7)	-	(123.7)
	1,997.4	5,287.1	(6,472.1)	(70.7)	(159.7)	389.5	1,871.5	2,843.0	5.1	2,848.1
Profit for the period net of tax	-	-	-	-	-	-	245.6	245.6	-	245.6
Other comprehensive income for the period, net of tax	-	-	-	-	(133.6)	(0.8)	8.0	(126.4)	-	(126.4)
Total comprehensive income for the period, net of tax	-	-	-	-	(133.6)	(0.8)	253.6	119.2	-	119.2
Balance as at 31 December 2013	1,997.4	5,287.1	(6,472.1)	(70.7)	(293.3)	388.7	2,125.1	2,962.2	5.1	2,967.3

(1)The amount included in the exchange equalisation reserve of €8.4 million gain for the first quarter of 2013 represents the exchange gains attributed to the owners of the parent of €7.9 million plus the share of equity method investments of €0.5 million gain.

The amount included in other reserves of €6.4 million gain for the first quarter of  2013 consists of losses on valuation of available-for-sale financial assets of €0.1 million, cash flow hedges gain of €7.5 million (of which €3.5 million represents revaluation gains for the period and €4.0 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax loss of €1.0 million.

The amount of €22.4 million loss comprises a loss for the first quarter of 2013 of €24.4 million plus actuarial gains of €2.1 million less deferred income tax charge of €0.1 million.

(2) As these condensed consolidated financial statements are a continuation of the consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A., for the period 1 January 2013 to 25 April 2013 these components of equity reflect the capital structure of Coca-Cola Hellenic Bottling Company S.A. and following the reorganisation reflect the capital structure of Coca-Cola HBC AG.

The accompanying notes form an integral part of these condensed consolidated financial statements

Condensed consolidated interim statement of changes in equity (unaudited)
		Attributable to owners of the parent
	Share capital € million	Share premium € million	Group Reorganization reserve € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2014	1,997.4	5,287.1	(6,472.1)	(70.7)	(293.3)	388.7	2,125.1	2,962.2	5.1	2,967.3
Shares issued to employees exercising stock options	0.2	0.2	-	-	-	-	-	0.4	-	0.4
Share-based compensation:
Options	-	-	-	-	-	3.5	-	3.5	-	3.5
Movement in treasury shares	-	-	-	-	-	(1.9)	-	(1.9)	-	(1.9)
Hyperinflation impact	-	-	-	-	-	-	0.8	0.8	-	0.8
	1,997.6	5,287.3	(6,472.1)	(70.7)	(293.3)	390.3	2,125.9	2,965.0	5.1	2,970.1
Profit for the period net of tax	-	-	-	-	-	-	(39.2)	(39.2)	(0.1)	(39.3)
Other comprehensive income for the period, net of tax(3)	-	-	-	-	(95.1)	1.9	(4.9)	(98.1)	-	(98.1)
Total comprehensive income for the period net of tax	-	-	-	-	(95.1)	1.9	(44.1)	(137.3)	(0.1)	(137.4)
Balance as at 28 March 2014	1,997.6	5,287.3	(6,472.1)	(70.7)	(388.4)	392.2	2,081.8	2,827.7	5.0	2,832.7

(3) The amount included in the exchange equalisation reserve of €95.1 million losses for the first quarter of 2014 represents the exchange losses attributed to the owners of the parent of €94.9 million plus the share of equity method investments of €0.2 million losses.

The amount included in other reserves of €1.9 million gain for the first quarter of 2014 consists of gains on valuation of available-for-sale financial assets of €0.2 million, cash flow hedges gain of €2.2 million (of which €3.6 million represents revaluation gains for the period, €0.4 million represents revaluation losses reclassified to profit and loss for the period and €1.8 million represents revaluation gains reclassified to inventory for the period ) and the deferred income tax charge of €0.5 million.

The amount of €44.1 million loss attributed to the owners of the parent comprises a loss for the period of €39.2 million plus actuarial losses of €5.9 million less deferred income tax credit of €1.0 million.

The amount of €0.1 million loss included in non-controlling interest for the first quarter of 2014 represents share of non-controlling interest in the retained earnings.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed consolidated interim cash flow statement (unaudited)
	Note	Three months to 28 March 2014 € million	Three months to 29 March 2013 € million
Operating activities
Loss after tax for the period		(39.3)	(24.4)
Total finance costs, net	8	20.5	19.7
Share of results of equity method investments		(0.2)	-
Tax credited to the income statement		(10.2)	(6.6)
Depreciation of property, plant and equipment	4	90.4	93.7
Employee share options		3.5	0.6
Amortisation of intangible assets	4	0.1	0.3
		64.8	83.3

Gains on disposal of non-current assets		(1.1)	(1.3)
Increase in inventories		(90.1)	(88.3)
Increase in trade and other receivables		(6.3)	(6.2)
Increase in trade and other payables		9.6	37.3
Tax paid		(11.0)	(12.4)
Net cash (used in) / from operating activities		(34.1)	12.4
Investing activities
Payments for purchases of property, plant and equipment		(45.6)	(49.5)
Proceeds from sales of property, plant and equipment		2.1	1.4
Net receipts from investments		0.7	-
Interest received		2.1	1.5
Net cash used in investing activities		(40.7)	(46.6)
Financing activities
Proceeds from shares issued to employees exercising stock options		0.4	-
Purchase of shares held by non-controlling interests	12	-	(13.3)
Dividends paid		-	(4.5)
Proceeds from external borrowings		207.9	173.9
Repayments of external borrowings		(459.9)	(169.9)
Principal repayments of finance lease obligations		(3.2)	(3.9)
Interest paid		(32.2)	(46.5)
Net cash used in financing activities		(287.0)	(64.2)

Decrease in cash and cash equivalents		(361.8)	(98.4)
Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		737.5	439.1
Decrease in cash and cash equivalents		(361.8)	(98.4)
Effect of changes in exchange rates		(2.2)	1.5
Hyperinflation impact on cash		0.3	0.4
Cash and cash equivalents at the end of the period		373.8	342.6

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.	Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of  Coca-Cola HBC AG (‘Coca-Cola HBC’, the ‘Company’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2013, except for the adoption, as of 1 January 2014, the amendment to IAS 32 Financial Statement Presentation, on asset and liability offsetting; amendment to IAS 36 Impairment of assets, on recoverable amount disclosures; amendment to IAS 39 Financial Instruments: Recognition and Measurement, on novation of derivatives, and IFRIC 21 Levies. The adoption of the new interpretation and amended standards did not have a significant impact on the current or prior periods.

Basis of preparation
Operating results for the first quarter of 2014 are not indicative of the results that may be expected for the year ending 31 December 2014 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to Interim Financial Reporting ("IAS 34"). These condensed consolidated interim financial statements should be read in conjunction with the 2013 annual financial statements, which include a full description of the Group’s accounting policies.

2.	Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola HBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 8.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	28 March 2014	29 March 2013	28 March 2014	31 December 2013
US dollar	1.37	1.32	1.38	1.38
UK sterling	0.83	0.85	0.84	0.84
Polish zloty	4.17	4.17	4.19	4.15
Nigerian naira	213.48	205.29	215.57	214.41
Hungarian forint	308.98	296.52	311.66	296.36
Swiss franc	1.23	1.23	1.22	1.23
Russian Rouble	47.90	39.96	48.77	44.98
Romanian leu	4.50	4.38	4.47	4.46
Serbian dinar	115.77	111.63	115.76	114.62
Czech koruna	27.44	25.57	27.41	27.48
Ukrainian hryvnia	12.44	10.53	14.58	10.94

3.	Segmental analysis

The Group has one business, being the production, sale and distribution of ready-to-drink, primarily non-alcoholic, beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established markets:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, the Russian Federation, Serbia (including the Republic of Kosovo) and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	28 March 2014	29 March 2013
Volume in unit cases(1) (million)
Established countries	131.3	141.9
Developing countries	70.0	76.8
Emerging countries	208.3	208.0
Total volume	409.6	426.7
Net sales revenue (€ million)
Established countries	527.9	570.5
Developing countries	205.2	217.2
Emerging countries	598.0	644.2
Total net sales revenue	1,331.1	1,431.9
Operating (loss) / profit (€ million)
Established countries	(11.1)	3.4
Developing countries	(10.0)	(14.9)
Emerging countries	(8.1)	0.2
Total operating loss	(29.2)	(11.3)
Reconciling items (€ million)
Finance costs, net	(20.5)	(19.7)
Share of results of equity method investments	0.2	-
Tax	10.2	6.6
Non-controlling interests	0.1	-
Loss after tax attributable to owners of the parent	(39.2)	(24.4)
(1) One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

4.	Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2014	2,901.9	1,921.3
Additions	46.3	-
Disposals	(0.6)	-
Depreciation and amortisation	(90.4)	(0.1)
Foreign exchange differences	(89.8)	(12.1)
Effect of hyperinflation	0.2	-
Closing net book value as at 28 March 2014	2,767.6	1,909.1

5.	Net debt

	As at
	28 March 2014 € million	31 December 2013 € million
Long-term borrowings	1,850.0	1,853.6
Short-term borrowings	194.0	446.2
Cash and cash equivalents	(373.8)	(737.5)
Net debt	1,670.2	1,562.3

During January, the remaining amount of the €500 million bond issued on 2008 (€317.0 million) was repaid using part of the cash balance.

6.	Fair value

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk, and commodity price risk), credit risk, liquidity risk and capital risk. There have been no changes in the risk management policies since the year end.

The Group’s financial instruments recorded at fair value are included in Level 2 within the fair value hierarchy and comprise derivatives. There have been no changes in valuation techniques and inputs used to determine their fair value since 31 December 2013 (as described in the 2013 Annual Report available on the Coca-Cola HBC’s web site: www.coca-colahellenic.com). As at 28 March 2014, the total financial assets included in Level 2 was €29.7 million and the total financial liabilities €91,3 million. There were no transfers between level 1, 2 and 3 during the first quarter of 2014. The fair value of bonds and notes payable as at 28 March 2014, including the current portion, is €1,771.0 million, compared to their book value of €1,694.8 million, including the current portion.

7.	Restructuring costs

Restructuring costs amounted to €6.8 million before tax in the first quarter of 2014. The Group recorded €4.7 million, €0.8 million and €1.3 million of restructuring charges in its established, developing and emerging markets respectively. For the first quarter of 2013, restructuring costs amounted to €6.2 million, of which €6.1 million and €0.1 million related to the Group’s established and emerging markets, respectively. The restructuring costs mainly related to redundancy costs.

8.	Total finance costs, net

	Three months ended
	28 March 2014 € million	29 March 2013 € million
Finance costs	17.0	21.6
Net foreign exchange losses / (gains)	4.8	(0.8)
Interest income	(2.3)	(2.1)
Loss on net monetary position	1.0	1.0
Total finance costs, net	20.5	19.7

Hyperinflation

Belarus has been considered to be a hyperinflationary economy since the fourth quarter of 2011. The three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for March 2014 was 1.035 which resulted in a net monetary loss for the first quarter of 2014 of €1.0 million.

9.	Tax

The Group’s effective tax rate for 2014 may differ from the parent company statutory tax rate as a consequence of a number of factors, the most significant of which are: the statutory tax rates of the countries in which the Group operates, the non-deductibility of certain expenses, non-taxable income and one off tax items.

10.	Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2014: 364,256,353, first quarter of 2013: 363,123,372). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

11.	Share capital

On 25 April 2013, Coca-Cola HBC acquired 96.85% (355,009,014 shares) of the issued Coca-Cola Hellenic Bottling Company SA (“CCHBC SA”) shares, including shares represented by American depositary shares, following the successful completion of its voluntary share exchange offer and became the new parent company of the Group.

On 17 June 2013, Coca-Cola HBC completed its statutory buy-out of the remaining shares of CCHBC SA that it did not acquire upon completion of its voluntary share exchange offer. Consequently, CCHBC SA is now a 100% owned subsidiary of Coca-Cola HBC. Out of the remaining 3.15% interest acquired in CCHBC SA, representing 11,544,493 shares, 11,467,206 shares were exchanged for equal number of Coca-Cola HBC shares and 77,287 shares were acquired for a cash consideration of €1.0 million.

In 2013, the share capital of Coca-Cola HBC increased by the issue of 1,199,080 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €16.4 million.

In the first quarter of 2014, the share capital of Coca-Cola HBC increased by the issue of 38,245 new ordinary shares following the exercise of stock options pursuant to the Coca-Cola HBC AG’s employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.4 million.

Following the above changes, and including 3,445,060 ordinary shares held as treasury shares, out of which 14,925 shares represent the initial ordinary shares of Coca-Cola HBC, on 28 March 2014 the share capital of the Group amounted to €1,997.6 million and comprised 367,728,470 shares with a nominal value of CHF 6.70 each.

12.	Non-controlling interests

On 8 June 2011, the Board of Directors of the Coca-Cola HBC’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in the acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €75.2 million was paid as of 28 March 2014 (as of 31 December 2013: €75.2 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 14 January 2013, the Group acquired 14.0% of Coca-Cola Hellenic Bottling Company Bulgaria AD, bringing the Group’s interest in the subsidiary to 99.39%. The consideration paid for the acquisition of non controlling interests acquired was €13.3 million and the carrying value of the additional interest acquired was €8.2 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

13.	Dividends

The Board of Directors of Coca-Cola HBC AG has proposed a €35.4 cents dividend per share in respect of 2013. If approved by the shareholders of Coca-Cola HBC AG at the Annual General Meeting, this dividend will be paid in 2014.

On 19 June 2013, the extraordinary general meeting of Coca-Cola HBC AG approved the distribution of a €0.34 dividend per share. The total dividend amounted to €124.7 million and was paid on 23 July 2013.

14.	Contingencies

There have been no significant changes in contingencies since 31 December 2013 (as described in the 2013 U.K. Annual Financial Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

15.	Commitments

As of 28 March 2014 the Group has capital commitments of €110.1 million (31 December 2013: €80.0 million), which mainly relate to plant and machinery equipment.

16.	Number of employees

The average number of full-time equivalent employees in the first quarter of 2014 was 36,937 (38,122 for the first quarter of 2013).

17.	Related party transactions

a) The Coca-Cola Company

As at 28 March 2014, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.1% (2013: 23.1%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2014 amounted to €325.3 million (€321.6 million in the prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €9.4 million (€15.7 million in the prior year period).

During the first quarter of 2014, the Group sold €4.9 million of finished goods and raw materials to TCCC (€6.1 million in the prior year period) while other income from TCCC was €3.5 million (€1.7 million in the prior year period). Other expenses from TCCC amounted to €0.1 million for the first quarter of 2014 (€1.3 million in the prior year period).

As at 28 March 2014, the Group had a total amount of €102.2 million (€73.6 million as at 31 December 2013) due from TCCC, and had a total amount of €222.9 million (€215.4 million as at 31 December 2013) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, cooler parts, glass bottles, crowns and plastics. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, currently indirectly owns 44.5% of Frigoglass through Torval Investment Corp., Lavonos Limited, Thrush Investments Holdings, Tinola Holdings S.A., Boval Limited, Boval S.A., Rondo Holding S.A. and Eagle Enterprises A.E. Truad Verwaltungs AG, in its capacity as trustee of a private discretionary trust established for the primary benefit of present and future members of the family of the late Anastasios George Leventis, holds 100% of the share capital of Torval Investment Corp., whose 100% owned subsidiary Lavonos Limited holds 100% of the share capital of Boval Limited as nominee for Torval Investment Corp, where Boval Limited controls its 100% owned subsidiary Boval S.A., which controls Kar Tess Holding, which holds approximately 23.2% (2013: 23.2%) of Coca Cola HBC’s total issued capital. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola HBC has a 23.9% effective interest, through its investment in NBC.

During the first quarter of 2014, the Group made purchases of €9.7 million (€23.5 million in the prior year period) of coolers, cooler parts glass bottles, crowns and plastics from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €1.6 million (€2.6 million in the prior year period). As at 28 March 2014, Coca-Cola Hellenic owed €8.3 million (€11.7 million as at 31 December 2013) to, and was owed €0.5 million (€0.5 million as at 31 December 2013) by Frigoglass.

c) Other related parties

During the first quarter of 2014, the Group purchased €21.4 million of raw materials and finished goods (€24.5 million in the prior year period). In addition, the Group received reimbursement for direct marketing expenses incurred for the first quarter of 2014 of nil (€0.1 million in the prior year period). Furthermore during the first quarter of 2014, the Group incurred other expenses of €8.6 million (€8.7 million in the prior year period) and recorded income of €0.1 million (€3.1 million in the prior year period). As at 28 March 2014, the Group owed €12.5 million (€6.8 million as at 31 December 2013) to, and was owed €5.4 million (€5.7 million as at 31 December 2013) by other related parties.

d) Joint Ventures

During the first quarter of 2014, the Group purchased €3.8 million of finished goods (€5.3 million in the prior year period) from joint ventures. In addition, during the first quarter of 2014, the Group incurred expenses of €0.2 million (€0.1 million in the prior year period) and recorded other income of €0.4 million from joint ventures (€0.2 million in the prior year period). As at 28 March 2014, the Group owed €61.6 million (€63.6 million as at 31 December 2013) to, and was owed €3.3 million (€9.1 million as at 31 December 2013) by joint ventures.

There were no transactions between Coca-Cola HBC and the directors and senior management except for remuneration for the period ended 28 March 2014, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 28 March 2014.

18.	Subsequent events

Post 28 March 2014 the Group incurred €1.0 million of restructuring costs before tax, of which €0.1 million and €0.9 million related to the Group’s developing and emerging markets respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development